0-31929


SEC MAIL PROCESSING
RECEIVED
APR 11 2003
WASH. D.C.
184
SECTION


03055234

ARIS

P.E.
12-31-02


SONOMA
VALLEY
BANCORP



ANNUAL REPORT 2002

Selected Consolidated Financial Data

(dollars in thousands, except share and per share data)

For the years ended:	2002	2001	2000	1999	1998	1997
RESULTS OF OPERATIONS:						
Net interest income	$ 8,633	$ 8,236	$ 7,870	$ 6,699	$ 5,987	$ 5,282
Provision for loan losses	393	342	335	240	335	295
Non-interest income	1,646	1,309	893	941	878	735
Non-interest expense	5,862	5,224	5,061	4,614	4,100	3,519
Provision for income tax	1,275	1,379	1,160	976	843	789
Gain(Loss) securities sold	(5)					
	$ 2,744	$ 2,600	$ 2,207	$ 1,810	$ 1,587	$ 1,414
SELECTED AVERAGE BALANCES:						
Assets	$ 164,200	$ 147,807	$ 135,924	$ 123,202	$ 107,202	$ 98,359
Loans, net of unearned	116,867	100,605	86,547	73,222	70,838	56,811
Deposits	143,228	129,534	120,135	109,801	95,819	89,050
Shareholders' equity	17,964	15,121	12,984	11,490	9,976	8,377
PER SHARE DATA:						
Basic net income	$ 1.97	$ 1.85	$ 1.57	$ 1.27	$ 1.11	$ .99
Fully diluted net income	$ 1.80	$ 1.74	$ 1.52	$ 1.25	$ 1.10	$ .99
Period end book value	$ 13.73	$ 11.91	$ 10.14	$ 8.49	$ 7.50	$ 6.37
Weighted average shares outstanding	1,395,679	1,404,486	1,409,908	1,428,908	1,434,138	1,434,138
FINANCIAL RATIOS:						
Return on average assets	1.67%	1.76%	1.62%	1.47%	1.48%	1.44%
Return on average shareholders' equity	15.27%	17.19%	17.00%	15.75%	15.91%	16.88%
Net yield on earning assets	6.06%	6.25%	6.49%	6.04%	6.22%	5.95%
Cost Control ratio	55.07%	52.72%	55.06%	58.52%	57.97%	57.01%
Average shareholders' equity to average assets	10.94%	10.23%	9.55%	9.33%	9.31%	8.52%
CAPITAL RATIOS:						
Risk-based capital:						
Tier I	12.31%	11.81%	12.78%	12.36%	12.57%	12.32%
Total	13.57%	13.07%	14.04%	13.62%	13.83%	13.57%
Leverage ratio	10.62%	10.38%	10.11%	9.54%	9.55%	8.65%
CREDIT QUALITY:						
Net charge-offs to average loans	0.02%	0.05%	-0.04%	0.04%	0.09%	0.25%
Allowance for possible loan losses to period end loans	2.17%	2.25%	2.29%	2.19%	2.12%	2.01%



SONOMA VALLEY BANCORP

Dear Shareholders:

Your community bank and holding company, Sonoma Valley Bancorp, had net earnings for the year of $2,744,000, or $1.97 per share in 2002 compared to $2,600,000 or $1.85 per share one year ago, a 6% growth. Based upon year end information, the annualized Return on Average Assets was 1.67% and the annualized Return on Average Equity was 15.27%. Book value for the outstanding shares of stock as of year end was $13.73, an increase of 15% over 2001.

Total assets grew to $183 Million at December 31, 2002, an increase of 16.5% over 2001. Deposits also grew 16% to $160 Million from $138 Million in 2001. Total loans reached $125 Million, a growth of $20 Million over 2001, a 20% increase.

For the ninth year, Findley Reports, Inc., the California Bank Rating Company named Sonoma Valley Bancorp to it list of SUPER PREMIER PERFORMING BANKS in 2002. Bauer Financial Services again awarded the bank its highest designation, FIVE STAR, noting the strength and earnings performance of the bank. This is the ninth year Sonoma Valley Bancorp has received this recognition.

In August of 2002, Sonoma Valley Bancorp announced plans to repurchase up to $1,000,000.00 of Bancorp stock. Sonoma Valley Bancorp shares are listed on the OTC Bulletin Board (OTCBB) and the stock symbol is SBNK.

We would like to thank our shareholders, dedicated team members and loyal customers for their continued confidence.

Bob Nicholas
Chairman of the Board

Mel Switzer, Jr.
President & CEO

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

The year ended December 31, 2002 versus December 31, 2001

The business operations of the Company continue to be conducted through its wholly-owned subsidiary, Sonoma Valley Bank ("Bank"), which began commercial lending operations on June 3, 1988. Accordingly, the following discussion and analysis of the financial condition and the results of operations should be read in conjunction with the financial statements and notes included elsewhere in this annual report. Per share amounts for prior years have been adjusted for the Bank's prior 2 for 1 stock split declared March 18, 1998, 10% stock dividends declared June 18, 1997 and May 22, 1996 and 5% stock dividends declared in June 2002, July 2001, August 2000, July 1999, January and August, 1995, July 1994, June 1993 and May, 1992.

Overview

Net income was $2,744,333 ($1.97 per share) for 2002 compared with earnings of $2,600,244 ($1.85 per share) in 2001. Return on average shareholders' equity declined to 15.28% in 2002 compared to 17.19% in 2001. Return on average total assets for 2002, 2001 and 2000 were 1.67%, 1.76% and 1.62%, respectively.

At December 31, 2002 total assets were $182.6 million, a 16.1% increase over the $157.4 million at December 31, 2001. The Company showed loan growth to $128.1 million in 2002, compared with $107.4 million at year-end 2001, a growth rate of 19.2%. Deposits also increased, growing 16.2%, from $137.7 million at year-end 2001 to $160.0 million at year-end 2002. The loan-to-deposit ratio increased from 78.1% in 2001 to 80.0% in 2002, a reflection of stronger loan growth compared to the growth of deposits.

Net Interest Income

Net interest income is the difference between total interest income and total interest expense. Net interest income, adjusted to a fully taxable equivalent basis, increased $399,000 to $9 million, up 4.6% from 2001 net interest income of $8.6 million. Net interest income on a fully taxable equivalent basis, as shown on the table - Average Balances, Yields and Rates Paid (page 3), is higher than net interest income on the statements of operations because it reflects adjustments applicable to tax-exempt income from certain securities and loans ($366,000 in 2002 and $364,000 in 2001, based on a 34% federal income tax rate).

The increase in net interest income (stated on a fully taxable equivalent basis) was the net effect of a $523,000 decrease in interest income and a $922,000 decrease in interest expense which is a result of deposit rates declining faster than loan rates.

Net interest income (stated on a fully taxable equivalent basis) expressed as a percentage of average earning assets, is referred to as net interest margin. The Company's net interest margin declined 19 basis points to 6.06% in 2002 from 6.25% in 2001.

Interest Income

As previously stated, interest income (stated on a fully taxable equivalent basis) decreased by $523,000 to $11.0 million in 2002, a 4.6% decline over the $11.5 million realized in 2001.

The $523,000 decrease was the effect of a 7.9% increase in average earning assets to $148.4 million offset by a 96 basis point decline in average yield for the year.

Interest Expense

Total interest expense declined by $922,000 to $2.0 million. The average rate paid on all interest-bearing liabilities was 1.78%, compared to 2.89% in 2001. Average balances increased from $99.8 million to $110.4 million, a 10.5% gain.

The gain in volume of average balances was responsible for a $186,000 increase in interest expense offset by a $1.1 million decrease related to lower interest rates paid for a net decrease of $922,000. The lower rates paid on interest-bearing liabilities is a result of a declining interest rate environment.

Individual components of interest income and interest expense are provided in the table - Average Balances, Yields and Rates Paid on page 3.

Provision for Loan Losses

The provision for loan losses charged to operations is based on the Bank's monthly evaluations of the loan portfolio and the adequacy of the allowance for loan losses in relation to total loans outstanding. The provisions to the allowance for loan losses amounted to $393,000 in 2002 and $342,000 in 2001. The increase in the provision is the result of management's evaluation and assessment of the loan portfolio.

Loans charged-off, net of recoveries, resulted in losses totaling $27,000 in 2002 and $47,000 in 2001. The decrease in charge offs reflects current economic conditions and management's efforts to identify problems early.

Non-interest Income

Non-interest income of $1.6 million increased 25.4% in comparison with the $1.3 million recorded in 2001. The increase was primarily due to a $242,000 increase in other non-interest income which was generated by earnings on bank-owned life insurance policies.

Non-interest Expense

Total non-interest expense increased 12.2% to $5.8 million in 2002 from $5.2 million in 2001. Non-interest expense represented 3.6% of average total assets in 2002 and 3.5% in 2001. The expense/asset ratio is a standard industry measurement of a bank's ability to control its overhead or non-interest costs. During 2003, the Company will continue to emphasize cost controls. Certain costs are not controllable by management. Refer to Note I, page 19, for a detailed description of Non-Interest Income and Non-Interest Expense.

Salaries and Benefits

Salaries and benefits increased 9.3% from $3.1 million in 2001 to $3.4 million in 2002. The 2002 increase reflects normal merit increases and employee incentives paid as a result of the Company's strong earnings in 2002. Additionally, there were significant increases in workers compensation and employee medical benefits. At December 31, 2002 and 2001 total full-time equivalent employees were 44 and 47 respectively. Year-end assets per employee were $4.2 million in 2002 compared to $3.3 million in 2001 and 2002.



Average Balances/Yields and Rates Paid

Rate/Volume

ASSETS	Twelve Months Ended 12/31/02			Twelve Months Ended 12/31/01			Twelve Months Ended 12/31/00		
	Average Balance	Income/ Expense (Dollars in thousands)	Yield/ Rate	Average Balance	Income/ Expense (Dollars in thousands)	Yield/ Rate	Average Balance	Income/ Expense (Dollars in thousands)	Yield/ Rate
Interest-earning assets:									
Loans (2):									
Commercial	$ 75,696	$ 5,978	7.90%	$ 61,888	$ 5,582	9.02%	$ 52,475	$ 5,195	9.90%
Consumer	13,186	1,098	8.33%	14,583	1,370	9.39%	11,889	1,179	9.92%
Real estate construction	19,040	1,689	8.87%	12,393	1,279	10.32%	11,316	1,224	10.82%
Real estate mortgage	5,732	481	8.39%	8,983	823	9.16%	8,763	830	9.47%
Tax exempt loans (1)	3,367	285	8.46%	2,566	220	8.57%	1,798	149	8.29%
Leases	164	27	16.46%	409	42	10.27%	537	55	10.24%
Tax exempt leases (1)	106	15	14.15%	165	15	9.09%	122	11	9.02%
Unearned loan fees	(424)			(382)			(353)		
Total loans	116,867	9,573	8.19%	100,605	9,331	9.27%	86,547	8,643	9.99%
Investment securities:									
Available for sale:									
Taxable	6,029	365	6.05%	16,420	1,001	6.10%	22,696	1,420	6.26%
Tax-exempt (1)	0	0	0.00%	0	0	0.00%	199	15	7.54%
Hold to maturity:									
Taxable	201	13	6.47%	203	13	6.40%	347	19	5.48%
Tax-exempt (1)	10,904	777	7.13%	11,779	837	7.11%	11,509	803	6.98%
Total investment securities	17,134	1,155	6.74%	28,402	1,851	6.52%	34,751	2,257	6.49%
Federal funds sold	14,053	216	1.54%	8,219	286	3.48%	4,802	294	6.12%
FHLB Stock	275	15	5.45%	261	15	5.75%	285	22	7.72%
Total Due from Banks/Interest bearing	73	1	1.37%	11	0	2.73%	40	2	5.00%
Total interest-earning assets	148,402	$ 10,960	7.39%	137,498	$ 11,483	8.35%	126,425	$ 11,218	8.87%
Non-interest-bearing assets:									
Reserve for loan losses	(2,547)			(2,263)			(1,916)		
Cash and due from banks	7,600			6,620			6,115		
Premises and equipment	705			620			619		
Other assets	10,040			5,332			4,681		
Total assets	$164,200			$147,807			$135,924		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest-bearing transaction	$ 23,794	$ 84	0.35%	$ 21,940	$ 149	0.68%	$ 20,875	$ 204	.98%
Savings deposits	48,052	656	1.37%	42,074	997	2.37%	38,400	1,016	2.65%
Time deposits over $100,000	18,362	547	2.98%	16,739	845	5.05%	15,177	831	5.48%
Other time deposits	20,155	674	3.34%	18,913	885	4.68%	18,594	947	5.09%
Total interest-bearing deposits	110,363	1,961	1.78%	99,666	2,876	2.89%	93,046	2,998	3.22%
Federal funds purchased	0	0	0.00%	0	0	0.00%	69	5	7.25%
Other short term borrowings	0	0	0.00%	174	7	4.02%	186	13	6.99%
Total interest-bearing liabilities	110,363	$ 1,961	1.78%	99,840	$ 2,883	2.89%	93,301	$ 3,016	3.23%
Non-interest-bearing liabilities:									
Non-interest bearing demand deposits	32,865			29,868			27,089		
Other liabilities	3,008			2,978			2,550		
Shareholders' equity	17,964			15,121			12,984		
Total liabilities and shareholders' equity	$164,200			$147,807			$135,924		
Interest rate spread			5.61%			5.46%			5.64%
Interest income		$ 10,960	7.39%		$ 11,483	8.35%		$ 11,218	8.87%
Interest expense		1,961	1.32%		2,883	2.10%		3,016	2.39%
Net interest income/margin		$ 8,999	6.06%		$ 8,600	6.25%		$ 8,202	6.49%

(1) Fully tax equivalent adjustments are based on a federal income tax rate of 34% in 2002, 2001 and 2000.

(2) Non-accrual loans have been included in loans for the purposes of the above presentation. Loan fees of approximately $343,000, $334,000 and $312,000 for the twelve months ended December 31, 2002, 2001 and 2000, respectively, were amortized to the appropriate loan interest income categories.



Premises and Equipment

Expenses related to premises and equipment increased by 5.5% to $618,000 in 2002 from $586,000 in 2001. Building lease expense on three locations and storage units increased to $278,000 in 2002 from $268,000 in 2001. Lease income for 2002 totaled $17,000 compared to lease income of $16,000 in 2001. The increase in premises and equipment expense is the result of the Bank's continued emphasis on investment in technology.

Other Non-interest Expense

Other non-interest expense increased by 21.0% to $1.8 million in 2002 from $1.5 million in 2001. The increase was the result of a 24.7% increase in professional fees and a 90.2% increase in advertising. Professional fees is the largest category of other non-interest expense, primarily comprised of data processing, item processing and ATM services, as well as accounting, legal and other professional fees. These services increased by $187,000 to $944,000 in 2002 from $757,000 in 2001. This increase is the result of the Bank outsourcing many functions to keep staffing costs down and outside assistance in implementing check imaging and internet banking. Advertising/Marketing which includes in addition to advertising, customer relations, shareholder relations, public relation, donations and civic dues was $201,000 in 2002 which increased $95,000 from $106,000 in 2001. This is a result of the Bank's greater community involvement. Increases in other catagories reflect the increased growth and volume of business in general.

Provision for Income Taxes

The provision for income taxes declined to an effective tax rate of 31.72% in 2002 compared with 34.66% in 2001.

Balance Sheet Analysis

Investment Securities

Securities are classified as held to maturity if the Company has both the intent and the ability to hold these securities to maturity. As of December 31, 2002, the Company had securities totaling $9.9 million with a market value of $10.4 million categorized as held to maturity. Decisions to acquire municipal securities, which are generally placed in this category, are based on tax planning needs and pledge requirements.

Securities are classified as available for sale if the Company intends to hold these debt securities for an indefinite period of time, but not necessarily to maturity. Investment securities which are categorized as available for sale are acquired as part of the overall asset and liability management function and serve as a primary source of liquidity. Decisions to acquire or dispose of different investments are based on an assessment of various economic and financial factors, including, but not limited to, interest rate risk, liquidity and capital adequacy. Securities held in the available for sale category are recorded at market value, which is $3.8 million compared to an amortized cost of $3.7 million as of December 31, 2002.

At year end 2002 the overall portfolio had a market value of $14.3 million compared with an amortized cost of $13.6 million. Investment securities decreased 38.8% to $13.7 million from $22.5 million in 2001. The Company maintains an investment portfolio of securities rated A or higher by Standard and Poor's and/or Moody's Investors Service. Tax-exempt bonds are occasionally purchased without an A rating. In the opinion of management, there was no investment in securities at December 31, 2002 that would constitute a material credit risk to the Company.

The table below shows the components of the investment portfolio and average yields. For further information concerning the Company's total securities portfolio, including market values and unrealized gains and losses, refer to Note C of the Notes to Consolidated Financial Statements on page 17.

	Twelve months ended 12/31/02		Twelve months ended 12/31/01	
	Average Balance	**Average Yield**	Average Balance	Average Yield
U.S. Treasury securities	**$2,529**	**6.0%**	$12,280	6.1%
U.S. federal agency issues	**1,596**	**6.1%**	2,019	6.2%
State, county and municipal issues	**11,105**	**7.1%**	11,982	7.1%
Corporate securities	**1,904**	**6.1%**	2,121	6.2%
Total investment securities	**$17,134**	**6.7%**	$28,402	6.5%

Loans

A comparative schedule of average loan balances is presented in the table on page 3; year-end balances are presented in Note D to the Consolidated Financial Statements page 17.

Loan balances, net of deferred loan fees at December 31, 2002, were $128.1 million, an increase of 19.2% over 2001. Commercial loans, comprising 69.7% of the portfolio, increased $17.3 million, or 23.9% over 2001. This increase represented the primary reason for the overall growth in the portfolio. Included in commercial loans are loans made for commercial purposes and secured by real estate.

Real Estate Construction loans increased $5.6 million, or 40.7% over 2001 balances. Consumer loans, including home equity loans, decreased $871,000 or 6.1% over 2001 balances while real estate mortgage loans declined $1.3 million. In 1997 the Company offered leasing opportunities to small businesses. Lease financing receivables for year end 2002 decreased $167,000 or 49.0%.

Risk Elements

The majority of the Company's loan activity is with customers located within Sonoma County. Approximately 83% of the total loan portfolio is secured by real estate located in the Company's service area (see Note P, on page 21 and 22 of the Consolidated Financial Statements, Concentration of Credit Risk).

Significant concentrations of credit risk may exist if a number of loan customers are engaged in similar activities and have similar economic characteristics. The Company believes that it has policies in place to identify problem loans and to monitor concentration of credits of loan customers engaged in similar activities.



Commitments and Letters of Credit

Loan commitments are written agreements to lend to customers at agreed upon terms provided there are no violations of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Loan commitments may have variable interest rates and terms that reflect current market conditions at the date of commitment. Because many of the commitments are expected to expire without being drawn upon, the amount of total commitments does not necessarily represent the Company's anticipated future funding requirements. Unfunded loan commitments were $30.4 million at December 31, 2002 and $41.9 million at December 31, 2001.

Standby letters of credit commit the Company to make payments on behalf of customers when certain specified events occur. Standby letters of credit are primarily issued to support customers' financing requirements of twelve months or less and must meet the Company's normal policies and collateral requirements. Standby letters of credit outstanding were $589,000 at December 31, 2002 and $953,000 at December 31, 2001.

Nonperforming Assets

Management classifies all loans as non-accrual loans when they become more than 90 days past due as to principal or interest, or when the timely collection of interest or principal becomes uncertain, if earlier, unless they are adequately secured and in the process of collection.

A loan remains in a non-accrual status until both principal and interest have been current for six months and meets cash flow or collateral criteria or when the loan is determined to be uncollectible and is charged off against the allowance for loan losses, or in the case of real estate loans, is transferred to other real estate owned. A loan is classified as a restructured loan when the interest rate is materially reduced, when the term is extended beyond the original maturity date or other concessions are made by the Company because of the inability of the borrower to repay the loan under the original terms.

The Company had $897,000 in non-accrual status at December 31, 2002 and $747,000 at December 31, 2001. There were $796,000 in loans 90 days or more past due at December 31, 2002 and no loans 90 days or more past due at December 31, 2001.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by charge-offs, net of recoveries. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed monthly and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

The review process is intended to identify loan customers who may be experiencing financial difficulties. In these circumstances, a specific reserve allocation or charge-off may be recommended. Other factors considered by management in evaluating the adequacy of the allowance include: loan volume, historical net loan loss experience, the condition of industries and geographic areas experiencing or expected to experience economic adversities, credit evaluations, and current economic conditions. The allowance for loan losses is not a precise amount, but based on the factors above, represents management's best estimate of losses that may be ultimately realized from the current loan portfolio.

Worsening conditions in certain economic sectors and geographic areas could adversely affect the loan portfolio, necessitating larger provisions for loan losses than currently estimated. However, as of December 31, 2002, the Company believes its overall allowance for loan losses is adequate based on its analysis of conditions at that time.

At December 31, 2002, the allowance for loan losses was $2.8 million, or 2.2% of year end loans, compared with $2.4 million or 2.2% of year end loans at December 31, 2001. Net charge-offs to average loans decreased when compared with the prior year. The Company recorded net losses of .02% in 2002 compared to .05% in 2001. The continued low level of charge-offs in 2002 reflects the Company's attention and effort in managing and collecting past due loans by encouraging the customer to bring them to a current status or to pay them off.

Deposits

A comparative schedule of average deposit balances is presented in the table on page 3; year-end deposit balances are presented in the table below.

Total deposits increased $22.3 million (16.2%) in 2002, to $160.0 million. Demand deposits increased $6.5 million, or 20.0% in 2002. Savings deposits increased by $6.2 million, or 13.8% and interest-bearing checking increased $761,000 or 3.2% during 2002. Other time deposits of less than $100,000 increased $7.2 million, or 40.5% and time deposits over $100,000 increased $1.6 million, for an increase of 8.9% over 2001 balances.

The composition of deposits for the years ending December 31, 2002 and 2001 are as follows:

	December 31, 2002	Percentage of Total	December 31, 2001	Percentage of Total
Interest bearing transaction deposits	$24,627,589	15.4%	$23,865,954	17.3%
Savings deposits	51,802,714	32.4%	45,523,306	33.1%
Time deposits, $100,000 and over	25,018,603	15.6%	17,809,990	12.9%
Other time deposits	19,778,540	12.4%	18,159,339	13.2%
Total interest bearing deposits	121,227,446	75.8%	105,358,589	76.5%
Demand deposits	38,760,806	24.2%	32,296,390	23.5%
Total deposits	$159,988,252	100.0%	$137,654,979	100.0%%

Capital

The Bank is subject to FDIC regulations governing capital adequacy. The FDIC has adopted risk-based capital guidelines which establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. Under the current guidelines, as of December 31, 2002, the Bank was required to have minimum Tier I and total risk-based capital ratios of 4% and 8% respectively. To be well capitalized under Prompt Corrective Action Provisions requires minimum Tier I and total risk-based capital ratios should be 6% and 10% respectively.

The FDIC has also adopted minimum leverage ratio guidelines for compliance by banking organizations. The guidelines require a minimum leverage ratio of 4 percent of Tier 1 capital to total average assets. Banks experiencing high growth rates are expected to maintain capital positions well above the minimum levels. The leverage ratio in conjunction with the risk-based capital ratio constitute the basis for determining the capital adequacy of banking organizations.

Based on the FDIC's guidelines, the Bank's total risk-based capital ratio at December 31, 2002 was 13.41% and its Tier 1 risk-based capital ratio was 12.15%. The Bank's leverage ratio was 10.49%. All the ratios exceed the minimum guidelines of 8.00%, 4.00% and 4.00%, respectively. The ratios for the Bank at December 31, 2001 were 13.07%, 11.81% and 10.38%, respectively. The capital ratios for the Holding Company at December 31, 2002, were 13.57%, 12.31% and 10.62% respectively.

In February 2001, the Company approved a program to repurchase Sonoma Valley Bancorp stock up to $1 million and in August 2002 the Company approved the repurchase of an additional $1 million Sonoma Valley Bancorp stock. As of December 31, 2002, $344,600 was purchased and retired. The Company is continuing to repurchase Sonoma Valley Bancorp stock up to the authorized amount.

Management believes that the Bank's current capital position, which exceeds guidelines established by industry regulators, is adequate to support its business.

Liquidity Management

The Company's liquidity is determined by the level of assets (such as cash, federal funds sold and available-for-sale securities) that are readily convertible to cash to meet customer withdrawal and borrowing needs. Deposit growth also contributes to the Company's liquidity needs. The Company's liquidity position is reviewed by management on a regular basis to verify that it is adequate to meet projected loan funding and potential withdrawal of deposits. The Company has a comprehensive Asset and Liability Policy which it uses to monitor and determine adequate levels of liquidity. At year end 2002, the Company's liquidity ratio (adjusted liquid assets to deposits and short term liabilities) was 20.39% compared to 21.08% and 24.27% at year end 2001 and 2000, respectively. Management expects that liquidity will remain adequate throughout 2003, as loans are not expected to grow significantly more than deposits, and excess funds will continue to be invested in quality liquid assets.

Market Risk Management

Overview. Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. Sonoma Valley Bank has an Asset and Liability Management Committee (ALCO) that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against four interest rate scenarios. The scenarios include a 100 and 200 basis point rising rate forecasts, a flat rate forecast and a 100 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The Company's 2003 net interest income, as forecast below, was modeled utilizing a forecast balance sheet projected from year-end 2002 balances. The following table summarizes the effect on net interest income (NII) of a ±100 and ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

Variation from a constant rate scenario	$ Change in NII
+200bp	$1,033
+100bp	472
-100bp	(394)

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as conservative estimates of interest rate risk.



Interest Rate Sensitivity Analysis. Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps.

A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.

The following table sets forth the dollar amounts of maturing and/or repricing assets and liabilities for various periods. This does not include the impact of prepayments or other forms of convexity caused by changing interest rates. Historically, this has been immaterial and estimates for them are not included.

The Company has more liabilities than assets repricing during the next year. However, because the Company's asset rates change more than deposit rates, the Company's interest income will change more than cost of funds when rates change. Its net interest margin should therefore increase somewhat when rates increase and shrink somewhat when rates fall.

The Company controls its long term interest rate risk by keeping long term fixed rate assets (longer than 5 years) less than its long term fixed rate funding, primarily demand deposit accounts and capital. The following table sets forth cumulative maturity distributions as of December 31, 2002 for the Company's interest-bearing assets and interest-bearing liabilities, and the Company's interest rate sensitivity gap as a percentage of total interest-earning assets. The table shows $65.0 million in fixed rate loans over 5 years. Many variable rate credit lines reached floors in 2002, and were reclassed to the fixed rate category. As soon as interest rates increase, the loans will no longer be at floors and will reclass back to the floating rate category.

(Dollars in thousands)

December 31, 2002	3 months	12 months	3 years	5 years	15 years	>15 years	Totals
ASSETS:							
Fixed rate investments	$876	$2,391	$ 5,154	$ 317	$ 4,033	$ 976	$ 13,747
Variable rate investments						282	282
Fixed rate loans	11,069	16,759	7,524	18,194	44,021	2,782	100,349
Variable rate loans	26,370	27	11	822	0	0	27,230
Interest-bearing balances	35						35
Fed funds sold	23,095						23,095
Interest-bearing assets	$61,445	$19,177	$12,689	$19,333	$48,054	$4,040	$164,738
LIABILITIES:							
Interest-bearing transaction deposits	$24,628						$24,628
Savings deposits	51,803						51,803
Time deposits							
Fixed rate >100m	7,154	$8,566	$7,891	$1,222			24,833
Fixed rate <100m	5,552	7,728	5,687	945			19,912
Floating rate >100m							0
Floating rate <100m	51						51
Borrowings	0						0
Interest-Bearing Liabilities	$89,188	$16,294	$ 13,578	$ 2,167	$ 0	$ 0	$121,227
Rate Sensitivity Gap	(27,743)	2,883	(889)	17,166	48,054	4,040	
Cumulative Rate Sensitivity Gap	(27,743)	(24,860)	(25,749)	(8,583)	39,471	43,511	
Cumulative Position to Total Assets	(15.20%)	(13.62%)	(14.10%)	(4.70%)	21.62%	23.83%	

Inflation

Assets and liabilities of a financial institution are principally monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have potentially the most significant effect on the Company's net interest income. The Company attempts to limit inflation's impact on rates and net income margins by minimizing its effect on these margins through continuing asset/liability management programs.



Management's Discussion and Analysis

The Year Ended December 31, 2001 versus December 31, 2000

Summary

Net earnings for 2001 were $2.6 million compared with $2.2 million in 2000. Earnings per share for 2001 were $1.85 compared with $1.57 in 2000. Return on average assets was 1.76% in 2001 compared with 1.62% the previous year, while return on average equity was 17.19% in 2001 and 17.00% for the previous year.

Total assets reached $157.4 million in 2001, an 12.1% increase over the $140.4 million at December 31, 2000. Loans increased 16.1% to $107.5 million, compared with $92.6 million at year-end 2000. Deposits also increased, growing 11.8% from $123.1 million at year-end 2000 to $137.7 million at year-end 2001. The loan-to-deposit ratio increased from 75.2% to 78.1%.

Net Interest Income

Net interest income on a fully tax equivalent basis increased by $398,000 to $8.6 million in 2001, up 4.9% from 2000 net interest income of $8.2 million. The net interest margin for 2001 decreased to 6.25% from 6.49% for the previous year. Individual components of interest income and interest expense are provided in the table - Average Balances, Yields and Rates Paid on page 3.

Interest Income

Interest income increased by $265,000 to $11.5 million for a 2.4% gain over the $11.2 million realized in 2000. The volume of earning assets increased by 8.8% to $137.5 million from $126.4 million in 2000, while the yield on average earning assets declined by 52 basis points.

Interest Expense

Interest expense decreased by $133,000 to $2.9 million in 2001 from $3.0 million in 2000. The average rate paid on all interest-bearing liabilities decreased from 3.23% in 2000 to 2.89% in 2001 while average balances decreased from $93.3 million to $99.8 million, a 7.0% gain over 2000. The gain in volume of average balances was responsible for a $188,000 increase in interest expense and higher interest rates paid resulted in a decrease of $321,000 for a total decrease of $133,000. The higher rates paid on interest bearing liabilities is the result of a raising rate environment.

Provision for Loan Losses

The provision for loan losses was $342,000 in 2001 and $335,000 in 2000. The increase in the provision is primarily the result of loan growth and management's evaluation and assessment of the loan portfolio. Loans charged off, net of recoveries, resulted in losses totaling $47,000 in 2001 and recoveries of $32,000 in 2000. The increase in charge-offs reflects current economic conditions and managements efforts to identify problems early.

Non-interest Income

Non-interest income increased by 46.5% to $1.3 million from $893,000 the previous year. The increase was due to increases in all catagories of non-interest income with a 45.5% increase in other non-interest income, a 34.2% increase in service charge on deposit accounts and a 20.1% increase in other fee income.

Non-interest Expense

Non-interest expenses increased 3.2% to $5.2 million in 2001 from $5.1 million in 2000. Non-interest expense represented 3.5% of average total assets at December 31, 2001 and 2000.

Salaries and benefits increased by 19.2% from $2.6 million in 2000 to $3.1 million in 2001. The 2001 increase reflects normal merit increases, incentives and other increases in employee benefits. At December 31, 2001, total full-time equivalent employees were 47 compared to 42 at December 31, 2000. Year end assets per employee were $3.3 million in 2001 and 2002.

Expenses related to premises and equipment decreased by 3.3% to $586,000 in 2001, from $606,000 in 2000. Building lease expense on three locations and storage units increased to $268,000 in 2001 from $260,000 in 2000.

Other non-interest expenses decreased by 17.8% to $1.5 million in 2001 from $1.8 million in 2000. The decrease was primarily the result of a 22.3% decrease in professional fees. Professional fees is the largest category of other non-interest expense, primarily comprised of data processing, item processing and ATM services, as well as accounting, legal and other professional fees. These services decreased by $217,000 to $757,000 in 2001 from $973,000 in 2000. Increases in other catagories reflect the increased growth and volume of business in general.

Provision for Income Taxes

The provision for income taxes decreased to an effective tax rate of 34.66% in 2001 compared with 34.45% in 2000.

Quantitative and Qualitative Disclosures about Market Risk

Information regarding Quantitative and Qualitative Disclosures about Market Risk appears on page 6 through 7 under the caption "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations–Market Risk Management" and is incorporated herein by reference.

Financial Statements and Supplementary Data

For consolidated financial statements of the Bancorp, see consolidated balance sheets as of December 31, 2002 and 2001, consolidated statements of operations, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for the three years ended December 31, 2002, 2001 and 2000 and notes to consolidated financial statements at pages 10 through 23 of this annual report.



Market for the Company's Common Stock and Related Security Holder Matters

Following the reorganization the Company's common stock began trading on the Over the Counter Bulletin Board ("OTCBB") under the symbol "SBNK", and the Bank's stock ceased to be traded. The Company is not listed on any exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ).

Several brokers act as facilitators in the trades of Sonoma Valley Bancorp stock. They are:

A.G. Edwards
703 2nd Street, Suite 100
Santa Rosa, CA 95409
Denise Gilseth
(800) 972-4800

Hoefer and
555 Market Street, 18th floor
San Francisco, CA 94105
Lisa Gallo
(800) 346-5544

Paine Webber
6570 Oakmont Drive
Santa Rosa, CA 95409
John Rector
(707) 539-1500

Raymond James Financial Services
777 Baywood Drive
Petaluma, CA 94954
Moe Jacobson
(707) 763-0354

Edward Jones
515 First Street East
Sonoma, CA 95476
Gary Scott
(707) 935-1856

Smith Barney
111 Santa Rosa Ave., Suite 303
Santa Rosa, CA 95404
Kirk Aguer
(707) 571-5702

Edward Jones
19485 Sonoma Hwy, Suite G
Sonoma, CA 95476
James Wandzilak
(707) 935-0865

Monroe Securities
47 State Street
Rochester, NY 14614
Helen Rubeins
(888) 995-5560

Wedbush Morgan Securities
1300 S.W. Fifth Avenue, Suite 2000
Portland, OR 97201-5667
Joey Warmenhoven

Sutro & Co.
P.O. Box 2859
Big Bear Lake, CA 92315
Troy Norlander

The table below summarizes those trades of the common stock as reported by OTC BB, setting forth the high and low prices for the periods shown. The stock prices have been adjusted for stock dividends.

Quarter Ended:	High	Low
March 31, 2001	$19.16	$16.89
June 30, 2001	19.04	18.28
September 30, 2001	21.90	18.77
December 31, 2001	21.19	20.14
March 31, 2002	$22.38	$20.24
June 30, 2002	29.00	21.54
September 30, 2002	29.00	26.25
December 31, 2002	30.94	26.75

As of February 20, 2003, there were 1,069 holders of record of the Company's common stock.


TOTAL RETURN PERFORMANCE
Sonoma Valley Bancorp
S&P 500
SNL <$250M Bank Index
INDEX VALUE
(Dollars)
450
400
350
300
250
200
150
100
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02

INDEX	PERIOD ENDING 12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Sonoma Valley Bancorp	$100.00	$220.00	$176.00	$206.45	$230.42	$278.87	$407.80
S&P 500	$100.00	$133.37	$171.44	$207.52	$188.62	$166.22	$129.31
SNL <$250M Bank Index	$100.00	$163.18	$155.12	$136.21	$134.86	$168.15	$206.62

(Source: SNL Financial LC) © 2003



REPORT OF RICHARDSON & COMPANY
INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Sonoma Valley Bancorp and Subsidiary
Sonoma, California

We have audited the accompanying consolidated balance sheets of Sonoma Valley Bancorp and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in the shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonoma Valley Bancorp and Subsidiary as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Richardson & Company

January 29, 2003

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 8,422,599	$ 7,150,662
Federal funds sold	23,095,000	13,250,000
Total cash and cash equivalents	31,517,599	20,400,662
Investment securities available-for-sale, at fair value	3,823,259	10,668,970
Investment securities held-to-maturity (fair value of $12,142,652 and $12,414,261, respectively)	9,923,737	11,795,980
Loans and lease financing receivables, net	125,269,181	105,032,209
Premises and equipment, net	875,697	620,652
Accrued interest receivable	799,282	952,061
Cash surrender value of life insurance	7,387,712	5,030,531
Other assets	3,006,260	2,849,139
Total assets	$ 182,602,727	$ 157,350,204
LIABILITIES		
Noninterest-bearing demand deposits	$ 38,760,806	$ 32,296,390
Interest-bearing transaction deposits	24,627,589	23,865,954
Savings and money market deposits	51,802,714	45,523,306
Time deposits, $100,000 and over	25,018,603	17,809,990
Other time deposits	19,778,540	18,159,339
Total deposits	159,988,252	137,654,979
Accrued interest payable and other liabilities	3,374,165	3,024,163
Total liabilities	163,362,417	140,679,142
Commitments and contingencies (see accompanying notes)		
SHAREHOLDERS' EQUITY		
Common stock, no par value; 10,000,000 shares authorized; 1,401,146 shares in 2002 and 1,333,504 in 2001 issued and outstanding	12,936,225	11,025,885
Retained earnings	6,215,790	5,483,779
Accumulated other comprehensive income	88,295	161,398
Total shareholders' equity	19,240,310	16,671,062
Total liabilities and shareholders' equity	$ 182,602,727	$ 157,350,204

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
INTEREST INCOME			
Loans and leases	$ 9,470,998	$ 9,251,314	$ 8,588,054
Taxable securities	378,511	1,013,330	1,441,452
Tax-exempt securities	512,708	552,110	539,863
Federal funds sold	216,362	286,083	294,165
Dividends	15,227	15,812	21,682
Total interest income	10,593,806	11,118,649	10,885,216
INTEREST EXPENSE			
Interest-bearing transaction deposits	84,241	149,078	203,767
Savings and money market deposits	655,841	996,864	1,016,445
Time deposits, $100,000 and over	674,089	844,351	830,920
Other time deposits	546,543	885,322	946,805
Other		7,221	17,579
Total interest expense	1,960,714	2,882,836	3,015,516
NET INTEREST INCOME	8,633,092	8,235,813	7,869,700
Provision for loan and lease losses	393,000	342,000	335,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	8,240,092	7,893,813	7,534,700
NON-INTEREST INCOME	1,641,191	1,309,315	892,701
NON-INTEREST EXPENSE			
Salaries and employee benefits	3,437,390	3,143,911	2,636,374
Premises and equipment	618,029	585,748	606,044
Other	1,806,954	1,494,285	1,818,221
Total non-interest expense	5,862,373	5,223,944	5,060,639
Income before provision for income taxes	4,018,910	3,979,184	3,366,762
Provision for income taxes	1,274,577	1,378,940	1,160,052
NET INCOME	$ 2,744,333	$ 2,600,244	$ 2,206,710
NET INCOME PER SHARE	$ 1.97	$ 1.85	$ 1.57
NET INCOME PER SHARE--ASSUMING DILUTION	$ 1.80	$ 1.74	$ 1.52

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2002, 2001 and 2000

	Comprehensive Income	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE AT JANUARY 1, 2000		1,230,161	$ 8,534,744	$3,671,578	$(151,644)	$ 12,054,678
5% stock dividend		60,605	1,068,160	(1,068,160)		
Fractional shares				(7,912)		(7,912)
Redemption and retirement of stock		(14,168)	(91,667)	(160,665)		(252,332)
Stock options exercised and related tax benefits		5,082	73,766			73,766
Net income for the year	$ 2,206,710			2,206,710		2,206,710
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available for sale arising during the year, net of taxes of $161,088	230,336					
Other comprehensive income, net of taxes	230,336				230,336	230,336
Total comprehensive income	$ 2,437,046					
BALANCE AT DECEMBER 31, 2000		1,281,680	9,585,003	4,641,551	78,692	14,305,246
5% stock dividend		63,104	1,381,976	(1,381,976)		
Fractional shares				(11,955)		(11,955)
Redemption and retirement of stock		(27,717)	(207,323)	(364,085)		(571,408)
Stock options exercised and related tax benefits		16,437	266,229			266,229
Net income for the year	$ 2,600,244			2,600,244		2,600,244
Other comprehensive income, net of tax:						
Unrealized holding gains on securities available-for-sale arising during the year, net of taxes of $57,842	82,706					
Other comprehensive income, net of taxes	82,706				82,706	82,706
Total comprehensive income	$ 2,682,950					
BALANCE AT DECEMBER 31, 2001		1,333,504	11,025,885	5,483,779	161,398	16,671,062
5% stock dividend		65,742	1,775,026	(1,775,026)		
Fractional shares				(13,951)		(13,951)
Redemption and retirement of stock		(14,596)	(121,257)	(223,345)		(344,602)
Stock options exercised and related tax benefits		16,496	256,571			256,571
Net income for the year	$ 2,744,333			2,744,333		2,744,333
Other comprehensive income, net of tax:						
Unrealized holding losses on securities available-for-sale arising during the year, net of taxes of $51,125	(73,103)					
Other comprehensive income, net of taxes	(73,103)				(73,103)	(73,103)
Total comprehensive income	$ 2,671,230					
BALANCE AT DECEMBER 31, 2002		1,401,146	$ 12,936,225	$ 6,215,790	$ 88,295	$ 19,240,310

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 2,744,333	$ 2,600,244	$ 2,206,710
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan and lease losses	393,000	342,000	335,000
Depreciation	144,659	142,683	150,492
Loss on sale of securities	5,098		
Loss on sale of equipment			12,029
Amortization and other	43,971	71,782	93,539
Net change in interest receivable	152,779	199,863	(116,331)
Net change in cash surrender value of life insurance	(265,181)	(113,227)	(73,567)
Net change in other assets	(63,800)	(111,557)	(832,950)
Net change in interest payable and other liabilities	350,001	69,505	616,358
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,504,860	3,201,293	2,391,280
INVESTING ACTIVITIES			
Purchases of securities held-to-maturity		(1,129,886)	(3,179,416)
Purchases of securities available-for-sale	(540,547)		(3,219,376)
Proceeds from maturing securities held-to- maturity	1,841,141	1,472,700	1,832,000
Proceeds from maturing securities available-for-sale	7,000,000	10,550,000	1,215,000
Proceeds from sales of securities available-for-sale	244,063		2,915,968
Net increase in loans and leases	(20,629,972)	(14,910,204)	(12,432,526)
Purchases of premises and equipment	(399,704)	(156,037)	(226,378)
Purchases of life insurance	(2,092,000)	(3,000,000)	(450,000)
Proceeds from disposal of equipment			19,700
NET CASH USED FOR INVESTING ACTIVITIES	(14,577,019)	(7,173,427)	(13,525,028)
FINANCING ACTIVITIES			
Net change in demand, interest-bearing transaction and savings deposits	13,505,460	13,692,323	6,043,892
Net change in time deposits	8,827,814	866,584	1,864,642
Stock repurchases	(344,602)	(571,408)	(252,332)
Stock options exercised	214,375	214,858	61,602
Fractional shares purchased	(13,951)	(11,955)	(7,912)
NET CASH PROVIDED BY FINANCING ACTIVITIES	22,189,096	14,190,402	7,709,892
NET CHANGE IN CASH AND CASH EQUIVALENTS	11,116,937	10,218,268	(3,423,856)
Cash and cash equivalents at beginning of year	20,400,662	10,182,394	13,606,250
CASH AND CASH EQUIVALENTS AT END OF YEAR	$31,517,599	$ 20,400,662	$ 10,182,394
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest expense	$ 1,965,215	$ 2,920,348	$ 2,994,750
Income taxes	$ 1,663,975	$ 1,556,000	$ 1,849,000
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:			
Stock dividend	$ 1,775,026	$ 1,381,976	$ 1,068,160
Net change in unrealized gains and losses on securities	$ (124,228)	$ 140,548	$ 391,425
Net change in deferred income taxes on unrealized gains and losses on securities	$ (51,125)	$ (57,842)	$ (161,089)

The accompanying notes are an integral part of these financial statements.



NOTES TO FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: During 2000, the shareholders of Sonoma Valley Bank (the Bank) approved a Plan of Reorganization and Merger Agreement, which provided for the formation of Sonoma Valley Bancorp (the Bancorp) (a bank holding company) and the conversion of each share of outstanding Bank common stock into one share of no par value Bancorp common stock. Effective November 1, 2000, the Bancorp issued 1,281,680 shares of its common stock for all of the outstanding common stock of the Bank through a merger which has been accounted for similar to a pooling of interests in that the historical cost basis of the Bank has been carried forward. As a result of the merger, the Bank became the wholly owned subsidiary of the Bancorp.

Sonoma Valley Bank was organized in 1987 and commenced operations on June 3, 1988 as a California state-chartered bank. The Bank is subject to regulation, supervision and regular examination by the State Department of Financial Institutions and Federal Deposit Insurance Corporation. The regulations of these agencies govern most aspects of the Bank's business.

Principles of Consolidation: The consolidated financial statements include the accounts of the Bancorp and the Bank. All material intercompany accounts and transactions have been eliminated.

Nature of Operations: The Bank provides a variety of banking services to individuals and businesses in its primary service area of Sonoma, California and the immediate surrounding area. The Bank offers depository and lending services primarily to meet the needs of its business and professional clientele. These services include a variety of demand deposit, savings and time deposit account alternatives, and special merchant and business services. The Bank's lending activities are directed primarily towards granting short and medium-term commercial loans, customized lines of credit, for such purposes as operating capital, business and professional start-ups, inventory, equipment and accounts receivable, and interim construction financing.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash and due from banks" and "Federal funds sold." Generally, federal funds are sold or purchased for one-day periods.

Investment Securities: Securities are classified as held-to-maturity if the Bancorp has both the intent and ability to hold those debt securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Securities are classified as available-for-sale if the Bancorp intends to hold those debt securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bancorp's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Unrealized holding gains or losses are reported as increases or decreases in shareholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Loans and Lease Financing Receivables: Loans are stated at the amount of unpaid principal, less the allowance for loan losses and net deferred loan fees. Interest on loans is accrued and credited to income based on the principal amount outstanding. Loan origination fees and certain direct loan origination costs are capitalized and recognized as an adjustment of the yield on the related loan. However, loan origination costs in excess of fees collected are not deferred but this treatment has an immaterial impact on the financial statements. Amortization of net deferred loan fees is discontinued when the loan is placed on nonaccrual status.

All of the Bancorp's leases are classified and accounted for as direct financing leases. Under the direct financing method of accounting for leases, the total net rentals receivable under the lease contracts, net of unearned income, are recorded as a net investment in direct financing leases, and the unearned income is recognized each month as it is earned so as to produce a constant periodic rate of return on the unrecovered investment.

Allowance for Loan and Lease Losses: The allowance is maintained at a level which, in the opinion of management, is adequate to absorb probable losses inherent in the loan and lease portfolio. Credit losses related to off-balance-sheet instruments are included in the allowance for loan and lease losses except if the loss meets the criteria for accrual under Statement of Financial Accounting Standards (SFAS) No. 5, in which case the amount is accrued and reported separately as a liability. Management determines the adequacy of the allowance based upon reviews of individual loans and leases, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and leases and other pertinent factors. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed monthly and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Loans and leases deemed uncollectible are charged to the allowance. Provisions for loan and lease losses and recoveries on loans previously charged off are added to the allowance.

Commercial loans are considered impaired, based on current information and events, if it is probable that the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Allowances on impaired loans are established based on the present value of expected future cash flows discounted at the loan's historical effective interest rate or, for collateral-dependent loans, on the fair value of the collateral. Cash receipts on impaired loans are used to reduce principal.

Income Recognition on Impaired and Nonaccrual Loans and Leases: Loans and leases, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest

NOTE A--Continued...

for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or lease or a portion of a loan or lease is classified as doubtful or is partially charged off, the loan or lease is classified as nonaccrual. Loans and leases that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans and leases may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan or lease is classified as nonaccrual and the future collectibility of the recorded balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan or lease had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets.

Income Taxes: Provisions for income taxes are based on amounts reported in the statements of operations (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

Advertising: Advertising costs are charged to operations in the year incurred.

Net Income Per Share of Common Stock: Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year, after giving retroactive effect to the stock dividends and splits. Net income per share—assuming dilution is computed similar to net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury method.

Stock Option Accounting: At December 31, 2002 the Bancorp has two stock-based employee and director compensation plans, which are described more fully in Note M. The Bancorp accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Bancorp had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation.

	2002	2001	2000
Net Income, as reported	$ 2,744,333	$ 2,600,244	$ 2,206,710
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(185,919)	(179,899)	(179,899)
Pro forma net income	$2,558,414	$2,420,345	$2,026,811
Earnings per share:			
Basic–As reported	$ 1.97	$ 1.85	$ 1.57
Basic–Pro forma	1.83	1.72	1.44
Diluted–As reported	1.80	1.74	1.52
Diluted–Pro forma	1.68	1.62	1.39

In December 2002 the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock Based Compensation, an Amendment of SFAS No. 123* in an effort to encourage the recognition of compensation expense for the issuance of stock options. The Bancorp expects to adopt SFAS No. 148 effective January 1, 2003 using the prospective application method. Under this method, the compensation expense and related tax benefit associated with stock option grants issued on or after January 1, 2003 will be recognized in the income statement. The unvested portion of stock option grants issued before January 1, 2003 will continue to be accounted for under APB No. 25. SFAS No. 148 also requires new disclosures regarding the cost of stock options not accounted for under SFAS No. 148.

The adoption of SFAS No. 148 will reduce the Bancorp's net income and earnings per share. The future amount of this reduction is dependent upon a number of factors, including the number of options granted and certain variables used in determining the "fair value" of each option granted under the "Black-Scholes" model. These variables include the volatility of the Bancorp's stock price, the Bancorp's dividend yield, market interest rates and the expected life of the options. The actual compensation ultimately realized by option holders is determined at the time of exercise based on the differential between the options exercise price and the current market value of the Bancorp stock.

Off-Balance-Sheet Financial Instruments: In the ordinary course of business the Bancorp has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.



Operating Segments: Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management desegregates a company for making operating decisions and assessing performance. The Bancorp has determined that its business is comprised of a single operating segment.

Reclassifications: Certain reclassifications have been made to the 2001 balances to conform to the current presentation. Federal Home Loan Bank stock has been reclassified from investment securities available-for-sale to other assets.

NOTE B--RESTRICTIONS ON CASH AND DUE FROM BANKS

Cash and due from banks include amounts the Bank is required to maintain to meet certain average reserve and compensating balance requirements of the Federal Reserve. The total requirement at December 31, 2002 and 2001 was $2,886,000 and $2,337,000, respectively.

NOTE C--INVESTMENT SECURITIES

The amortized cost and approximate fair value of investment securities are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2002:				
Securities Available-for-Sale				
U.S. Treasury securities	$ 533,848	$ 5,057		$ 538,905
U.S. Government agency securities	1,497,398	115,417		1,612,815
Corporate securities	1,641,968	46,555	$ (16,984)	1,671,539
	$ 3,673,214	$ 167,029	$ (16,984)	$ 3,823,259
Securities Held-to-Maturity				
Municipal securities	$ 9,923,737	$ 517,873	$ (1,157)	$ 10,440,453
	$ 9,923,737	$ 517,873	$ (1,157)	$ 10,440,453
December 31, 2001:				
Securities Available-for-Sale				
U.S. Treasury securities	$ 7,005,118	$ 110,842		$ 7,115,960
U.S. Government agency securities	1,495,960	96,070		1,592,030
Corporate securities	1,893,618	67,362		1,960,980
	$ 10,394,696	$ 274,274	$	$ 10,668,970
Securities Held-to-Maturity				
Municipal securities	$ 11,795,980	$ 375,773	$ (29,101)	$ 12,142,652
	$ 11,795,980	$ 375,773	$ (29,101)	$ 12,142,652

Contractual maturities of investment securities at December 31, 2002 were as follows:

	Securities Available-For-Sale		Securities Held-To-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 750,562	$ 756,455	$ 2,511,232	$ 2,556,087
Due after one year through five years	2,922,652	3,066,804	2,404,164	2,521,632
Due after five years through ten years			1,700,768	1,834,720
Due after ten years			3,307,573	3,528,014
	$ 3,673,214	$3,823,259	$ 9,923,737	$ 10,440,453

During 2002, the Bancorp sold securities available-for-sale for total proceeds of approximately $244,062 resulting in gross realized losses of approximately $5,098 and no gross realized gains. During 2001, the Bancorp did not sell any securities available-for-sale. During 2000, the Bancorp sold securities available-for-sale for total proceeds of approximately $2,687,482, resulting in gross realized losses of approximately $97,186 and no gross realized gains.

As of December 31, 2002, investment securities with a carrying amount of $5,332,794 and an approximate fair value of $5,677,085 were pledged, in accordance with federal and state requirements, as collateral for public deposits. Investment securities with a carrying amount and fair value of $1,720,596 at December 31, 2002 were pledged to meet the requirements of the Federal Reserve and the U.S. Department of Justice.

NOTE D--LOANS AND LEASES AND ALLOWANCE FOR LOAN AND LEASE LOSSES

The composition of the loan and lease portfolio was as follows at December 31:

	2002		2001	
Commercial	$ 89,507,230	69.7%	$ 72,239,607	66.9%
Consumer	13,374,774	10.4%	14,246,442	13.2%
Real estate mortgage	5,911,082	4.6%	7,237,000	6.7%
Real estate construction	19,507,906	15.2%	13,864,265	12.9%
Lease financing receivables, net of unearned income of $33,781 in 2002 and $70,764 in 2001	174,409	0.1%	340,714	0.3%
	128,475,401	100.0%	107,928,028	100.0%
Deferred loan fees and costs, net	(424,258)		(480,264)	
Allowance for loan and lease losses	(2,781,962)		(2,415,555)	
	$ 125,269,181		$ 105,032,209	

At December 31, 2002, the recorded investment in loans for which impairment has been recognized in accordance with Statement of Financial Accounting Standards (Statement) No. 114 totaled $164,000, with a corresponding valuation allowance of $17,000. At December 31, 2001, the recorded investment in loans for which impairment has been recognized in accordance with Statement No. 114 totaled $178,000, with a corresponding valuation allowance of $25,000. For the years ended December 31, 2002, 2001 and 2000, the average recorded investment in impaired loans was approximately $143,000, $192,000 and $220,000, respectively. During 2002, $2,000 of interest was received and recognized on an impaired loan. No interest was recognized on impaired loans during 2001 or 2000.

In addition, at December 31, 2002 and 2001, the Bancorp had other nonaccrual loans of approximately $801,700 and $624,200, respectively, for which impairment had not been recognized.

The Bancorp has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

The maturity and repricing distribution of the loan and lease portfolio at December 31:

	2002	2001
Fixed rate loan maturities		
Three months or less	$ 7,311,329	$ 4,331,247
Over three months to twelve months	10,216,291	12,442,102
Over one year to five years	25,726,170	16,285,410
Over five years	29,032,374	26,357,034
Floating rate loans repricing		
Quarterly or more frequently	54,271,273	45,082,138
Quarterly to annual frequency	273,285	685,182
One to five years frequency	748,138	1,998,052
	127,578,860	107,181,165
Nonaccrual loans	896,541	746,863
	$ 128,475,401	$ 107,928,028



NOTE D--Continued...

An analysis of the changes in the allowance for loan and lease losses is as follows for the years ended December 31:

	2002	2001	2000
Beginning balance	$ 2,415,555	$ 2,120,517	$ 1,753,894
Provision for loan and lease losses	393,000	342,000	335,000
Loans charged off:			
Commercial	(10,741)	(44,345)	
Consumer	(34,872)	(31,680)	(19,440)
	(45,613)	(76,025)	(19,440)
Recoveries:			
Commercial	9,474	10,363	38,181
Consumer	9,546	18,700	12,882
	19,020	29,063	51,063
Ending balance	$ 2,781,962	$ 2,415,555	$ 2,120,517

NOTE E--PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

	2002	2001
Land	$ 175,000	$ 175,000
Building	71,943	71,943
Leasehold improvements	418,802	199,512
Furniture, fixtures and equipment	1,306,225	1,125,811
	1,971,970	1,572,266
Less: Accumulated depreciation	(1,096,273)	(951,614)
	$ 875,697	$ 620,652

NOTE F--TIME DEPOSITS

The maturities of time deposits at December 31, 2002 are as follows:

Maturing within one year	$ 29,050,000
Maturing in one year to two years	7,834,000
Maturing two years through five years	6,310,000
Maturing after five years	1,603,000
	$ 44,797,000

NOTE G--FEDERAL FUNDS CREDIT LINES

The Bancorp has uncommitted federal funds lines of credit agreements with other banks. The maximum borrowings available under these lines totaled $15,500,000 at December 31, 2002. The Bancorp pledged loans totaling $22,594,531 as collateral to secure advances from the Federal Home Loan Bank of up to $12,767,110. There were no borrowings outstanding under the agreements at December 31, 2002 or 2001.

NOTE H--EMPLOYEE BENEFIT PLANS

The Bancorp has a 401(k) Employee Savings Plan (the Plan) in which the Bancorp matches a portion of the employee's contribution each payday. All employees are eligible for participation following three months of employment. Bancorp contributions are 100% vested at all times. The Bancorp made contributions totaling $77,913 in 2002, $60,845 in 2001 and $64,019 in 2000.

The Bancorp purchased single premium life insurance policies in connection with the implementation of retirement plans for four key officers and the Board of Directors. The policies provide protection against the adverse financial effects from the death of a key officer and provide income to offset expenses associated with the plans. The officers are insured under the policies, but the Bancorp is the owner and beneficiary. At December 31, 2002 and 2001, the cash surrender value of these policies totaled $7,383,712 and $5,030,531, respectively.

The retirement plans are unfunded and provide for the Bancorp to pay the officers specified amounts for specified periods after retirement and allow them to defer a portion of current compensation in exchange for the Bancorp's commitment to pay a deferred benefit at retirement. If death occurs prior to or during retirement, the Bancorp will pay the officer's beneficiary or estate the benefits set forth in the plans. Deferred compensation is vested as to the amounts deferred. Liabilities are recorded for the estimated present value of future salary continuation benefits and for the amounts deferred by the officers and directors. At December 31, 2002 and 2001, the liability recorded for the executive officer supplemental retirement plan totaled $1,223,570 and $898,205, respectively. The amount of pension expense related to this plan for 2002 and 2001 was $325,365 and $233,124 respectively. The director retirement plan was established during 2002 and a liability was recorded during the year totaling $208,600. At December 31, 2002 and 2001, the liability recorded for the deferred compensation plan totaled $849,600 and $696,000, respectively. The amount of expense related to this plan for 2002 and 2001 was $74,400 and $60,300, respectively. The following are the components of the accumulated benefit obligation related to the executive officer supplemental retirement plan as of December 31:

	2002	2001
Projected benefit obligation	$ 1,032,706	$ 609,162
Unamortized net transition obligation	190,864	289,043
Pension liability included in other liabilities	$ 1,223,570	$ 898,205

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 2002 and 2001. The entire accumulated benefit obligation was fully vested at December 31, 2002 and 2001.

The following is a reconciliation of the beginning and ending balances of the pension liability and the components of net pension expense for the years ended December 31:

	2002	2001
Pension liability at beginning of year	$ 898,205	$ 665,081
Net periodic pension expense:		
Service cost	302,632	238,323
Interest cost on projected benefit obligation	66,189	42,517
Amortization of unrecognized liability at transition	(43,456)	(47,716)
	325,365	233,124
Pension liability at end of year	$ 1,223,570	$ 898,205

NOTE I--NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

Non-interest income is comprised of the following for the years ended December 31:

	2002	2001	2000
Service charges on deposit accounts	$ 964,198	$ 930,171	$ 692,639
Other fee income	312,121	251,042	209,418
Investment securities gains (losses)	(5,098)		(97,186)
Life insurance earnings	357,181	113,227	73,567
Other (none exceeding 1% of revenues)	12,789	14,875	14,263
	$ 1,641,191	$ 1,309,315	$ 892,701

Other non-interest expense is comprised of the following for the years ended December 31:

	2002	2001	2000
Professional and consulting fees	$ 477,830	$ 287,471	$ 513,706
Data processing	465,946	469,750	459,559
Stationery and supplies	159,909	158,335	159,886
Staff related	158,707	104,092	148,724
Advertising and business development	200,848	105,614	139,926
Postage and telephone	122,408	116,879	110,093
Assessments and insurance	83,633	79,042	79,972
Other (none exceeding 1% of revenues)	137,673	173,102	206,355
	$ 1,806,954	$ 1,494,285	$ 1,818,221

NOTE J--INCOME TAXES

The provision for income taxes is comprised of the following:

	2002	2001	2000
Current			
Federal	$ 1,100,218	$ 1,008,534	$ 1,112,326
State	437,893	409,376	449,287
	1,538,111	1,417,910	1,561,613
Deferred			
Federal	(222,552)	(50,778)	(311,409)
State	(40,982)	11,808	(90,152)
	(263,534)	(38,970)	(401,561)
	$ 1,274,577	$ 1,378,940	$ 1,160,052

The following is a reconciliation of income taxes computed at the Federal statutory income tax rate of 34% to the effective income tax rate used for the provision for income taxes:

	2002	2001	2000
Income tax at Federal statutory rate	$ 1,366,429	$ 1,352,923	$ 1,144,699
State franchise tax, less Federal income tax benefit	287,529	284,687	240,872
Interest on municipal obligations exempt from Federal tax	(230,100)	(221,062)	(198,144)
Life insurance earnings	(146,996)	(46,598)	(30,276)
Meals and entertainment	7,412	7,283	5,191
Other differences	(9,697)	1,707	(2,290)
Provision for income taxes	$ 1,274,577	$ 1,378,940	$ 1,160,052

The tax effects of temporary differences that give rise to the components of the net deferred tax asset recorded as an other asset as of December 31 were as follows:

	2002	2001	2000
Deferred tax assets:			
Allowance for loan losses	$ 1,012,030	$ 877,944	$ 753,634
Nonqualified benefit plans	917,768	719,760	526,215
Accrued liabilities	249,827	280,367	474,744
State franchise taxes	148,884	139,188	152,758
Other	45,118	27,186	28,984
Total deferred tax assets	2,373,627	2,044,445	1,936,335
Deferred tax liabilities:			
Unrealized securities holding gains	61,750	112,876	55,034
Depreciation	46,285	19,308	9,666
Other	35,565	29,392	24,820
Total deferred tax liabilities	143,600	161,576	89,520
Net deferred tax asset	$ 2,230,027	$ 1,882,869	$ 1,846,815

Amounts presented for the tax effects of temporary differences are based upon estimates and assumptions and could vary from amounts ultimately reflected on the Bancorp's tax returns. Accordingly, the variances from amounts reported for prior years are primarily the result of adjustments to conform to the tax returns as filed.

Refundable income taxes were $147,486 and $389,855 at December 31, 2002 and 2001, respectively. The income tax benefit related to net investment losses were $2,098 and $39,996 during 2002 and 2000. There were no net investment gains or losses in 2001.

NOTE K--STOCK REPURCHASE

The Bancorp has in effect a program to repurchase Sonoma Valley Bancorp stock up to $2 million. As of December 31, 2002, $916,010 was repurchased.

NOTE L--EARNINGS PER SHARE

The following is the computation of basic and diluted earnings per share for the years ended December 31:

	2002	2001	2000
Basic:			
Net income	$ 2,744,333	$ 2,600,244	$ 2,206,710
Weighted-average common shares outstanding	1,395,679	1,404,486	1,409,908
Earnings per share	$ 1.97	$ 1.85	$ 1.57
Diluted:			
Net income	$ 2,744,333	$ 2,600,244	$ 2,206,710
Weighted-average common shares outstanding	1,395,679	1,404,486	1,409,908
Net effect of dilutive stock options - based on the treasury stock method using average market price	125,169	90,268	45,942
Weighted-average common shares outstanding and common stock equivalents	1,520,848	1,494,754	1,455,850
Earnings per share - assuming dilution	$ 1.80	$ 1.74	$ 1.52



NOTE M--STOCK OPTION PLAN

The Bancorp has a stock option plan (the Plan), effective March 31, 1996 and terminating March 31, 2006, under which incentive and nonstatutory stock options, as defined under the Internal Revenue Code, may be granted. The Plan is administered by a committee appointed by the Board. Options representing 432,404 shares of the Bancorp's authorized and unissued common stock may be granted under the Plan by the committee to directors, full-time officers, and full-time employees of the Bancorp at a price to be determined by the Committee, but in the case of incentive stock options shall not be less than 100% of the fair market value of the shares on the date the incentive stock option is granted. In addition, the Bancorp shall grant options to purchase 2,942 shares of common stock to each Board member on March 1st of each year, provided the person was a member of the Board for the entire preceding year ending December 31st, at an option price equal to the fair market value as of the grant date. The options may have an exercise period of no more than 10 years and are vested upon granting, except for 73,055 of incentive options and 141,193 of nonstatutory options granted in April 1999, which are subject to a graded vesting schedule of 20% per year. In 2002, 1,050 options were granted and no options were granted in 2001 or 2000.

The Bancorp approved an equity incentive plan (the Plan), effective May, 2002 and terminating May 2012, under which stock options, restricted stock, stock appreciation rights and stock bonuses may be granted. The Plan is administered by a Committee appointed by the Board. Options representing 78,448 shares of the Bancorp's authorized and unissued common stock may be granted under the Plan by the Committee to all employees of the Bancorp at a price to be determined by the Committee but shall not be less than 100% of the fair market value of the shares on the date the incentive stock option is granted. The options may have an exercise period of no more than 10 years and vesting is at the discretion of the committee.

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002; dividend yield of zero; expected volatility of 33.36 percent; risk-free interest rate of 5.44 percent and expected life of 10 years.

A summary of stock option activity, adjusted to give effect to stock dividends and stock splits follows for the years ended December 31:

	Incentive Stock Options					
	2002		2001		2000	
	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise price	Shares	Weighted - Average Exercise Price	Shares
Shares under option at beginning of year	$ 12.89	126,190	$ 12.90	128,748	$ 12.90	128,748
Options granted	22.86	1,050				
Options exercised	12.92	(16,596)	13.47	(2,558)		
Options cancelled	12.55	(2,431)				
Shares under option at end of year	12.98	108,213	12.89	126,190	12.90	128,748
Options exerciseable at end of year		90,174		88,192		73,219
Weighted-average fair value of options granted during the year	$ 10.23					

	Nonstatutory Stock Options					
	2002		2001		200	
	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise price	Shares	Weighted - Average Exercise Price	Shares
Shares under option at beginning of year	$ 12.44	214,729	$ 12.43	229,435	$ 12.38	235,318
Options exercised			12.27	(14,706)	10.47	(5,883)
Shares under option at end of year	12.44	214,729	12.44	214,729	12.43	229,435
Options exercisable at end of year		155,901		126,465		111,776

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding		
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$8.60 to $10.28	37,170	4.26 years	$ 9.08
$12.34 to $12.55	240,720	6.28 years	12.53
$15.32 to $16.97	44,002	5.18 years	15.87
$22.86	1,050	9.42 years	22.86
$8.60 to $22.86	322,942	5.95 years	12.62

	Options Exercisable	
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$8.60 to $10.28	37,170	$ 9.09
$12.34 to $12.55	163,853	12.52
$15.32 to $16.97	44,002	15.87
$22.86	1,050	22.86
$8.60 to $22.86	246,075	12.64

NOTE N--RELATED PARTY TRANSACTIONS

The Bancorp has entered into transactions with its directors, executive officers and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The following is a summary of the aggregate activity involving related party borrowers at December 31, 2002 and 2001:

	2002	2001
Loans outstanding at beginning of year	$ 2,236,000	$ 2,423,000
Loan disbursements	2,723,000	770,000
Loan repayments	(352,000)	(957,000)
Loans outstanding at end of year	$ 4,607,000	$ 2,236,000

At December 31, 2002, commitments to related parties of approximately $1,289,000 were undisbursed. Deposits received from directors and officers totaled $5,360,000 and $4,277,000 at December 31, 2002 and 2001, respectively.

The Bancorp leases its Glen Ellen office from a director of the Bancorp under a noncancellable operating lease. Lease expense for the years ended December 31, 2002 and 2001 was $12,172 and $11,054, respectively. The remaining lease commitment is approximately $2,989 through March 2003 lease payments will be increased annually based upon the Consumer Price Index, but not less than 4% annually. The term of the lease is 5 years with an option to extend the lease term for an additional 5 years at the same Consumer Price Index limitations.

NOTE O--COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments: The Bancorp leases its two Sonoma offices and Glen Ellen office under noncancelable operating leases with remaining terms of approximately seven years, three years and three months, respectively. Two of the leases require adjustments to the base rent for changing price indices and have a minimum annual increase of four percent. The Sonoma main office lease has an option to renew for two consecutive five-year terms and the Sonoma annex office has an option to renew for two five-year periods and one four-year period. The Glen Ellen office lease has an option to renew for one additional five-year term. The following table summarizes future minimum commitments under the noncancelable operating leases.

Year ended December 31:	
2003	$ 264,572
2004	270,582
2005	261,639
2006	253,071
2007	263,194
Thereafter	415,138
	$ 1,728,196

Rental expense was $278,000 in 2002, $268,000 in 2001 and $260,000 in 2000.

Financial Instruments with Off-Balance-Sheet Risk: The Bancorp's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bancorp's commitments and contingent liabilities at December 31, is as follows:

	Contractual Amounts	
	2002	2001
Commitments to extend credit	**$ 30,359,000**	$ 41,920,000
Standby letters of credit	**589,000**	952,500

Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Bancorp's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheet. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bancorp.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bancorp evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bancorp upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, certificates of deposits and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending facilities to customers.

The Bancorp has not incurred any losses on its commitments in 2002, 2001 or 2000.

As a guarantor of its customer's credit card accounts, the Bancorp is contingently liable for credit card receivable balances held by another financial institution should the customers default. The total amount guaranteed as of December 31, 2002 and 2001 was $181,000 and $34,000, respectively.

NOTE P--CONCENTRATIONS OF CREDIT RISK

Most of the Bancorp's business activity is with customers located within the State of California, primarily in Sonoma County. The economy of the Bancorp's primary service area is heavily dependent on the area's major industries which are tourism and agriculture, especially wineries, dairies, cheese producers and turkey breeders. General economic conditions or natural disasters affecting the primary service area or its major industries could affect the ability of customers to repay loans and the value of real property used as collateral. While the Bancorp has a diversified loan portfolio, approximately 83% of these loans are secured by real estate in its service area.

The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit approximates the distribution of loans outstanding. In addition, the Bancorp has loan commitments in the wine/agricultural industry, tourism industry and construction loans, representing 8%, 7% and 19%, of outstanding loans, respectively. Standby letters of credit were granted primarily to commercial borrowers. The Bancorp, as a matter of policy, does not extend credit to any single borrower or group of related borrowers on a secured basis in excess of 25% of its unimpaired capital (shareholders' equity plus the allowance for credit losses) and on an unsecured basis in excess of 15% of its unimpaired capital.

The concentrations of investments are set forth in Note C. The Bancorp places its investments primarily in financial instruments backed by the U.S. Government and its agencies or by high quality financial institutions, municipalities or corporations. The Bancorp has significant funds deposited with four correspondent banks. At December 31, 2002 the Bancorp had on deposit $9,500,000, $5,000,000 and $4,950,000 in federal funds sold to three of these institutions, which represented 50%, 26% and 26% of the Bancorp's net worth, respectively.



NOTE P--Continued...

In addition, deposits with one correspondent bank was in excess of the federally insured limit by $1,390,645 at December 31, 2002. While management recognizes the inherent risks involved in such concentrations, this concentration provides the Bancorp with an effective and cost efficient means of managing its liquidity position and item processing needs. Management closely monitors the financial condition of their correspondent banks on a continuous basis. The Bancorp also maintains additional deposit accounts with other correspondent banks should management determine that a change in its correspondent banking relationship would be appropriate.

At December 31, 2002, the Bancorp had life insurance policies with cash surrender values of $2,155,278 and $1,772,564 with two insurance companies, which represented 11% and 9%, respectively, of the Bancorp's net worth. Management closely monitors the financial condition and rating of this insurance company on a regular basis.

NOTE Q--REGULATORY MATTERS

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's regulatory agency. Cash dividends are limited to the lesser of retained earnings, if any, or net income for the last three years, net of the amount of any other distributions made to shareholders during such periods. As of December 31, 2002, $5,801,283 was available for cash dividend distribution without prior approval.

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)	$ 20,852	13.4%	≥$ 12,444	≥8.0%	≥$ 15,555	≥10.0%
Tier I Capital (to Risk Weighted Assets)	$ 18,897	12.2%	≥$ 6,222	≥4.0%	≥$ 9,333	≥6.0%
Tier I Capital (to Average Assets)	$ 18,897	10.5%	≥$ 7,207	≥4.0%	≥$ 9,009	>5.0%
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	$ 17,781	13.1%	≥$ 10,884	≥8.0%	≥$ 13,605	≥10.0%
Tier I Capital (to Risk Weighted Assets)	$ 16,072	11.8%	≥$ 5,442	≥4.0%	≥$ 8,163	≥6.0%
Tier I Capital (to Average Assets)	$ 16,072	10.4%	≥$ 6,195	≥4.0%	≥$ 7,743	≥5.0%

NOTE R--CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

A condensed balance sheet as of December 31, 2002 and 2001 and the related condensed statement of operations and cash flows for the year ended December 31, 2002 and 2001 and two months ended December 31, 2000 for Sonoma Valley Bancorp (parent company only) are presented as follows:

Condensed Balance Sheets
December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ 249,432	$ 349,706
Other assets	89,551	87,699
Investment in common stock of subsidiary	18,985,494	16,233,657
	$ 19,324,477	$ 16,671,062
Liabilities		
Accrued expenses	$ 84,167	
Shareholders' equity		
Common stock	12,936,225	$ 11,025,885
Retained earnings	6,304,085	5,645,177
	$ 19,324,477	$ 16,671,062



Condensed Statements of Operations
For the years ended December 31, 2002 and 2001 and the two months ended December 31, 2000.

	2002	2001	2000
Dividend from subsidiary		$ 500,000	$ 300,000
Expenses	125,091	36,620	44,370
(Loss) income before income taxes and equity in undistributed income of subsidiary	(125,091)	463,380	255,630
Income tax benefit	44,483	16,419	19,110
	(80,608)	479,799	274,740
Equity in undistributed net income of subsidiary	2,824,941	2,120,445	111,750
Net income	$ 2,744,333	$ 2,600,244	$ 386,490

Condensed Statements of Cash Flows
For the years ended December 31, 2002 and 2001 and the two months ended December 31, 2000.

	2002	2001	2000
Operating activities:			
Net income	$ 2,744,333	$ 2,600,244	$ 386,490
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiary	(2,824,941)	(2,120,445)	(111,750)
Increase in other assets	40,345	(17,218)	(19,110)
Net change in total liabilities	84,167		
Net cash provided by operating activities	43,904	462,581	255,630
Financing activities:			
Stock repurchases	(344,602)	(571,408)	
Stock options exercised	214,375	214,858	
Fractional shares purchases	(13,951)	(11,955)	
Net cash used by financing activities	(144,178)	(368,505)	
Net change in cash and cash equivalents	(100,274)	94,076	255,630
Cash and cash equivalents at beginning of year	349,706	255,630	
Cash and cash equivalents at end of year	$ 249,432	$ 349,706	$ 255,630
Supplemental Disclosures of Noncash Activities:			
Stock Dividend	$ 1,775,026	$ 1,381,976	

NOTE S--FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bancorp as a whole.

The estimated fair values of the Bancorp and Subsidiary's financial instruments are as follows at December 31:

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$8,422,599	$ 8,422,599	$7,150,662	$ 7,150,662
Federal funds sold	23,095,000	23,095,000	13,250,000	13,250,000
Investment securities available-for-sale	3,823,259	3,823,259	10,668,970	10,668,970
Investment securities held-to-maturity	9,923,737	10,440,453	11,795,980	12,142,652
Loans and lease financing receivables, net	125,269,101	125,970,797	105,032,209	105,660,396
Accrued interest receivable	799,282	799,282	952,061	952,061
Cash surrender value of life insurance	7,387,712	7,387,712	5,030,531	5,030,531
Financial liabilities:				
Deposits	160,079,253	160,011,407	137,654,979	137,977,557
Accrued interest payable	59,923	59,923	64,423	64,423

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions.

The following methods and assumptions were used by the Bancorp in estimating its fair value disclosures for financial instruments:

Cash, due from banks and federal funds sold: The carrying amount is a reasonable estimate of fair value.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest receivable approximates its fair value.

Loans and lease financing receivables, net: For variable-rate loans and leases that reprice frequently and fixed rate loans and leases that mature in the near future, with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other fixed rate loans and leases are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans or leases with similar terms to borrowers of similar credit quality. Loan and lease fair value estimates include judgments regarding future expected loss experience and risk characteristics and are adjusted for the allowance for loan and lease losses. The carrying amount of accrued interest receivable approximates its fair value.

Cash surrender value of life insurance: The carrying amount approximates its fair value.

Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Off-balance sheet instruments: Off-balance sheet commitments consist of commitments to extend credit and standby letters of credit. The contract or notional amounts of the Bancorp's financial instruments with off-balance-sheet risk are disclosed in Note O. Estimating the fair value of these financial instruments is not considered practicable due to the immateriality of the amounts of fees collected, which are used as a basis for calculating the fair value, on such instruments.



Board Members

Robert J. Nicholas
Chairman of the Board
Retired Chairman,
Nicholas Turkey Breeding Farms

Mel Switzer, Jr.
President and Chief Executive Officer

Suzanne Brangham
Secretary of the Board
President, Classix, Inc.

Dale T. Downing
Partner, Sonoma Market, Inc and
Glen Ellen Village Market

Frederick H. Harland
Partner,
Harland and Lely Corporation

Robert B. Hitchcock
Retired President,
Nicholas Turkey Breeding Farms

Gerald J. Marino
Retired President, Marino Distributing

Gary D. Nelson
President, Nelson Personnel Services

Angelo Sangiacomo
General Manager and Partner,
Sangiacomo Vineyards

J.R. Stone
Retired Chairman,
World Products, Inc.

Harry W. Weise
Retired President, North Bay
Insurance Brokers, Inc.

Advisory Council

John Fanucchi
Owner, Sonoma Diabetic
Education Service

Joe Leveroni
Victor Leveroni and Sons Dairy

Ronald Mezzetta
President, G.L., Mezzetta Inc.

John A. Petersen, Jr.
Private Investor

Rich Peterson
President, Peterson Mechanical, Inc.

Lewis Perdue
CEO, Pocketpass

Don Shone
Partner, Sonoma Market, Inc. and
Glen Ellen Village Market

Ray Sullivan
Community Ambassador
and Senior Preferred Banker



Officers

Mel Switzer, Jr.
President and Chief Executive Officer

Mary Quade Dieter
Executive Vice President
and Chief Operating Officer
and Chief Financial Officer

Christy Coulston
Vice President
and Marketing Director

Sean Cutting
Vice President
and Commercial Loan Officer

Debbie Emery
Vice President
and Human Resources Director

Cathleen Gorham
Vice President
and Bank Operations

Pam Larson
Vice President
and Operations Officer

Juan Martinez
Vice President
and Construction Lending Officer

Bob Thomas
Vice President
and Chief Information Officer

Alexis Thomas
Vice President
and Loan Operations Officer
and Compliance

Paco Villasenor
Vice President
and Business Development Officer

Becky Elster
Assistant Vice President
and Loan Officer

Janice Freidig
Assistant Vice President
and Finance Officer

Sandy Murray
Assistant Vice President
and Loan Operations Officer

Linda Biancalana
Personal Banking Officer

Lisa Deffenbaugh
Assistant Operations Officer

Karen Lucia
Consumer Loan Officer

Evelyn Schofield
Office Manager - Glen Ellen

Customer Service

Personal Banking Specialists
Anna Dawson
Cheryl "Bunky" Harris
Sara Hooge
Nilda Pizano
Jackie Yu

Senior Utility Specialists
Stephanie Hensic
Gina Salinas

Operations Utilities
Kimberly Martinez
Linda Zepponi

Bookkeeper
Lucy Reyes

Special Projects
Pat Horne

Mail Clerk
Andrea Adams

Customer Service Representatives
Gloria Bacani
Trish Boisson
Sarah Bowman
Michele Busalacchi
Mary Chhoeun
Rita Craig
Vito Di Anguiano
Veronica Gomez
Brian Kucker
Cierra Larson
Stanley Lau
Hilda Macias
Maureen O'Neill
Yazmin Ruiz
Moises Vargas

Loan Operations

Loan Operations Assistants
Lachele Clayton
Judy Willson

Administration

Senior Finance Assistant
Genevieve Lota

Finance Assistants
Spring Brewer
Joyce Burbage

Facilities Coordinator
Christina Vides

Residential Mortgage

Vicki Rogers
Senior Loan Officer

Sonoma Branch
202 West Napa Street
P.O. Box 1228
Sonoma, California 95476
707.935.3200



Glen Ellen Branch
13751 Arnold Drive
P.O. Box 486
Glen Ellen, California 95442
707.935.4160



svb@Sonomavlybnk.com
www.SonomaValleyBank.com


Each depositor insured to $100,000
FDIC
FEDERAL DEPOSIT INSURANCE CORPORATION

TRANSFER AGENT
American Stock Transfer & Trust
40 Wall Street, 46th Floor
New York, NY 10025
1.800.937.5449

ANNUAL REPORT COPIES

A copy of the Company's Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, is available without charge upon request. Requests should be directed to Secretary:

Sonoma Valley Bancorp
202 West Napa Street
Sonoma, California 95476
(707) 935-3200